UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Foley Trasimene Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
34431F104
(CUSIP Number)
Foley Trasimene Acquisition Corp. 1701 Village Center Circle Las Vegas, NV 89134 (702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS MFN Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS MFN Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS MFN Partners Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS MFN Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS Farhad Nanji

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

1	NAMES OF REPORTING PERSONS Michael F. DeMichele

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.83%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

(1) The percentage reported in Item 11 is based upon 103,500,000 shares of Class A Common Stock of the Issuer outstanding as reported by the Issuer in its Form 10-K for the Fiscal Year ended December 31, 2020, as filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34431F104

Item 1.
(a)	Name of Issuer Foley Trasimene Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices 1701 Village Center Circle, Las Vegas, NV 89134
Item 2.
(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of:
(i)	MFN Partners, LP, a Delaware limited partnership (the “Partnership”);
(ii)	MFN Partners GP, LLC, a Delaware limited liability company (“MFN GP”), the General Partner of the Partnership;
(iii)	MFN Partners Management, LP, a Delaware limited partnership (“MFN Management”), the investment adviser to the Partnership;
(iv)	MFN Partners Management, LLC, a Delaware limited liability company (“MFN LLC”), the General Partner of MFN Management;
(v)	Farhad Nanji, in his capacities as a member of MFN GP and MFN LLC; and
(vi)	Michael F. DeMichele, in his capacities as a member of MFN GP and MFN LLC.

The Partnership, MFN GP, MFN Management, MFN LLC, Farhad Nanji and Michael F. DeMichele are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office

c/o MFN Partners Management, LP
222 Berkeley St., 13th Floor
Boston, MA 02116

(c)	Citizenship

The Partnership	Delaware
MFN GP	Delaware
MFN Management	Delaware
MFN LLC	Delaware
Farhad Nanji	Canada
Michael F. DeMichele	United States

(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e) CUSIP Number

34431F104

CUSIP No. 34431F104

Item 3. If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person is a:
Not applicable.
Item 4. Ownership
For the Partnership, MFN GP, MFN Management, MFN LLC, Farhad Nanji and Michael F. DeMichele:
(a) Amount beneficially owned: 5,000,000
(b) Percent of Class: 4.83%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 5,000,000
(ii) Shared power to vote to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 5,000,000
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.  Identification and Classification of Members of the Group
Not applicable.
Item 9.  Notice of Dissolution of Group
Not applicable.
Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 34431F104

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Date: March 15, 2021

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

FARHAD NANJI

/s/ Farhad Nanji

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele

CUSIP No. 34431F104
EXHIBIT INDEX
Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 34431F104
Exhibit 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock of Foley Trasimene Acquisition Corp.

Date: March 15, 2021

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

FARHAD NANJI

/s/ Farhad Nanji

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele